VIA EDGAR

March 17, 2017

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen California Municipal Value Fund, Inc. (the “Fund”)

File Nos: 333-213468 and 811-05235

Dear Ms. Bentzinger:

The purpose of this letter and attached exhibit is to respond to the comments we received from you via telephone on December 19, 2016 to the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2, as filed with the U.S. Securities and Exchange Commission on December 2, 2016. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

Prospectus Summary—Distributions, pages 14 – 15

1.	Comment: The third paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please disclose that any such change would be made subject to a finding by the Fund’s Board of Directors that such change is in the best interests of the Fund and its Common Stockholders.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

March 17, 2017

The Fund’s Investments—Investment Policies, pages 22 – 24

2.	Comment: Please disclose that, for purposes of calculating compliance with the Fund’s policy to invest at least 80% of its net assets in municipal securities and other related investments the interest income from which is exempt from regular federal and California income tax, derivative instruments will be valued on a mark-to-market basis.

Response:

Registrant will add the following disclosure in the Fund’s next pre-effective amendment:

With respect to the Fund’s policy to invest at least 80% of its net assets in municipal securities and other related investments the interest income from which is exempt from regular federal and California income tax, for purposes of calculating net assets, the Fund will value eligible derivatives at market value or fair value instead of notional value.

The Fund’s Investment Policies—Municipal Securities, pages 25 – 31

3.	Comment: If appropriate, consider removing the disclosure on page 26 stating that during temporary defensive periods, the Fund may invest its net assets in municipal bonds of the types in which the Fund may invest directly.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

The Fund’s Investment Policies—Other Investment Companies, page 32

4.	Comment: Under “Other Investment Companies,” please revise the reference to leverage risk to add a cross-reference to “Other Investment Companies Risk,” which discusses the risks associated with the Fund’s possible investment in other investment companies that may be leveraged.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

March 17, 2017

Risk Factors—Below Investment Grade Risk, pages 37 – 38

5.	Comment: The prospectus discloses that the Fund will invest at least 80% of its net assets in investment grade securities, and may invest up to 20% of its net assets in below investment grade municipal securities. When describing this investment strategy, please disclose the lowest rating of any instrument in which the Fund may invest, and whether the Fund may invest in securities that are in default. Further, please disclose that the Fund may invest in municipal securities that are involved in bankruptcy or insolvency proceedings or are experiencing other financial difficulties at the time of acquisition (i.e., distressed securities), as noted in the risk discussion on pages 37 and 39 of the prospectus.

Response:

Registrant will add the following disclosure in the Fund’s next pre-effective amendment:

The Fund may invest in distressed securities. The Fund may not invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding (i.e. rated below C-, at the time of investment); provided, however, that Nuveen Asset Management may determine that it is in the best interest of shareholders in pursuing a workout arrangement with issuers of defaulted securities to make loans to the defaulted issuer or another party, or purchase a debt, equity or other interest from the defaulted issuer or another party, or take other related or similar steps involving the investment of additional monies, but only if that issuer’s securities are already held by the Fund.

Management of the Fund, pages 47 – 48

6.	Comment: Consider deleting the last paragraph on page 47, which appears to be redundant and misplaced disclosure.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

7.	Comment: Please disclose the Portfolio Manager’s length of service as a portfolio manager to the Fund.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

March 17, 2017

SAI—Investment Restrictions, pages 1 – 3

8.	Comment: When describing the Fund’s concentration policy, please clarify what is meant by “municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users.” If true, please revise to state that the Fund’s 25% limit on investing in any one industry does not apply to investments in tax-exempt securities issued by governments or political subdivisions of governments. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, 1940 Act Rel. No. 9785 (May 31, 1977).

Response: Registrant will clarify the Fund’s concentration policy as follows:

For the purpose of applying the 25% industry limitation set forth in subparagraph (4) above, such limitation will apply to tax-exempt municipal securities if the payment of principal and interest for such securities is derived ~~solely~~ principally from a specific project, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.

Part C

9.	Comment: Please include the full undertaking required by Item 34.4.d of Form N-2.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

*        *        *         *

Should you have any questions, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Kevin McCarthy

Gifford Zimmerman

Mark Winget

Thomas S. Harman

encl.

EXHIBIT